FORM 4                                              OMB APPROVAL
                                                OMB Number:    3235-0287
[X] Check this box if no longer                 Expires: September 30, 1998
    subject to Section 16. Form 4 or            Estimated average burden
    Form 5 obligations may                      hours per response...0.5
    continue.
    See Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.  Name and Address of Reporting Person*

Platt            Russell              C.
(Last)          (First)           (Middle)

630 Fifth Avenue
                (Street)

New York        New York           10111
(City)          (State)            (Zip)


2. Issuer Name and Ticker or Trading Symbol

   Tower Realty Trust, Inc. (TOW)


3. IRS or Social Security
   Number of Reporting
   Person (Voluntary)


4. Statement for
   Month/Year

        January 1999


5. If Amendment
   Date of Original
   (Month/Year)


6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)
      X  Director                      10% Owner
   ------                        ------

         Officer (give                 Other (specify
   ------        title below)    ------        below)


           ---------------------------------


7. Individual or Joint/Group Filing (Check Applicable
   Line)
    X  Form filed by One Reporting Person
   ---
       Form filed by More than One Reporting Person
   ---


Table I -- Non-Derivative Securities Acquired, Disposed of or Beneficially Owned

1. Title of Security (Instr. 3)  2. Trans-   3. Trans-     4. Securities Acquired (A)  5. Amount of    6. Owner-   7. Nature
                                    action      action        or Disposed of (D)          Securities      ship        of
                                    Date        Code          (Instr. 3, 4 and 5)         Beneficially    Form:       Indirect
                                                (Instr. 8)                                Owned at        Direct      Bene-
                                                                                          End of Month    (D) or      ficial
                                    (Month/                                               (Instr. 3       Indirect    Owner-
                                    Day/                              (A or               and 4)          (I)         ship
                                    Year)     Code     V    Amount     (D)     Price                      (Instr. 4)  (Instr.4)





Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

FORM 4 (continued)Table II--Derivative Securities Acquired, Disposed of, or
                               Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)



1.  Title of                   2. Conversion or   3. Transaction Date   4. Transaction  5. Number of      6. Date Exercisable and
    Derivative                    Exercise Price     (Month/Day/Year)      Code            Derivative        Expiration Date
    Security                      of Derivative                            (Instr. 8)      Securities        (Month/Day/Year)
    (Instr. 3)                    Security                                                 Acquired (A)
                                                                                           or Disposed of
                                                                                           (D) (Instr. 3,
                                                                                           4 and 5)
                                                                                                               Date       Expiration
                                                                          Code  V          (A)   (D)        Exercisable      Date
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase common       $26.00             January 11, 1999     D     V                20,000      (1)           3/30/08
shares par value $0.01
per share




1.  Title of                   7. Title and Amount of            8. Price of      9. Number of     10. Ownership    11. Nature of
    Derivative                    Underlying Securities             Derivative       derivative        Form of          Indirect
    Security                      (Instr. 3 and 4)                  Security         Securities        Derivative       Beneficial
    (Instr. 3)                                                      (Instr. 5)       Beneficially      Security:        Ownership
                                                        Amount                       Owned at End      Direct (D)       (Instr. 4)
                                                        or                           of Month          or Indirect
                                                        Number                       (Instr. 4)        (I)
                                                        of                                             (Instr. 4)
                                   Title                Shares
------------------------------------------------------------------------------------------------------------------------------------
Options to purchase common    Common shares, par       20,000                       -0- (2)
shares par value $0.01        value $0.01 per share
per share


Explanation of Responses:

(1) Options vested and became exercisable in five equal installments of 4000 shares each beginning on March 30, 1999.

(2) The reporting person resigned as a director of Tower Realty Trust, Inc. as of January 11, 1999, resulting in the forfeiture of options to purchase 20,000 shares of common stock previously reported as beneficially owned by the reporting person.

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



  By:  /s/Russell C. Platt                            2/10/99
      --------------------------------       -------------------------
      **Signature of Reporting Person                  Date


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                                                               SEC 1474 (7-96)